SECURITAS

Press Release from Securitas AB

February 1, 2007

Gisela Lindstrand appointed Senior Vice President Corporate Communications and Affairs

Gisela Lindstrand, 44, has been appointed to become Senior Vice President Corporate Communications and Affairs at Securitas AB. Gisela Lindstrand will be part of the Securitas Group Management, reporting to Alf Göransson, who will take up his new position as President and CEO for Securitas AB on the 5th of March 2007. Henrik Brehmer, Senior Vice President Investor Relations and Group External Communications will not relocate to Stockholm with Securitas and consequently Henrik will leave Securitas during the spring 2007.

Included in the corporate internal and external communications responsibilities are investor relations, corporate branding, media relations, public affairs and internal communications.

Gisela Lindstrand, with a degree in Political science from Uppsala University, is experienced in Corporate Communications and Public Affairs from different industries. She is currently Government Affairs Director at Pfizer AB. Previously she was Press Relations Manager at NCC AB and Information Director at SABO AB. 1989-1996 Gisela Lindstrand was Press Relations Manager and Political Advisor to the former Swedish Prime Minister Ingvar Carlsson. Before then, she worked as a journalist.

Gisela Lindstrand will take up her new position April 1, 2007.

The press release is also available on: www.securitas.com

Information:

Alf Göransson,
President and CEO, Securitas AB (from March 5 2007) +46 (8) 585 53150
Håkan Winberg, Executive Vice President and CFO +44 (0)7990 562 582

Securitas AB
P.O. Box 12307 S-102 28 Stockholm Sweden
Tel +46 8 657 74 00 Fax +46 8 657 70 72
Visiting address Lindhagensplan 70